EXHIBIT 3.1

ARTICLES OF AMENDMENT TO
ARTICLES OF INCORPORATION
OF
UROLOGIX, INC.

The undersigned, an officer of Urologix, Inc., a Minnesota corporation, in order to amend the Articles of Incorporation of Urologix, Inc. hereby states as follows:

The following amendment to Article III of the Articles of Incorporation of Urologix, Inc. was adopted by an action in accordance with Minnesota Statutes, Chapter 302A and to effect said amendment, Article III of the Corporation’s Articles of Incorporation be deleted in its entirety and be replaced with the following:

ARTICLE III - CAPITAL STOCK

___________________

The aggregate number of shares the corporation has authority to issue shall be 35,000,000 shares, $.01 par value per share, which shall consist of 30,000,000 common shares and 5,000,000 undesignated shares. The Board of Directors of the corporation is authorized to establish from the undesignated shares, by resolution adopted and filed in the manner provided by law, one or more classes or series of shares, to designate each class or series (which may include but is not limited to designation as additional common shares), and to fix the relative powers, qualifications, restrictions, rights and preferences of each such class or series, including, without limitation, the right to create voting, dividend and liquidation rights and preferences greater than those of common stock.

IN WITNESS WHEREOF, I have hereunto set my hand this 7th day of November, 2013.

Urologix, Inc.

By:	/s/ Gregory J. Fluet
Gregory J. Fluet Chief Executive Officer